Exhibit 1
FOR IMMEDIATE RELEASE
Noah Education Announces Unaudited Third Quarter Fiscal 2010
Financial Results
Revenue increased by 18.3% over same quarter fiscal 2009
Operating income increased by 12.8% over same quarter fiscal 2009
SHENZHEN, CHINA — May 12, 2010 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or “the Company”), a leading provider of interactive educational content and education services in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2010.
Third Quarter Fiscal 2010 Financial Highlights
•	Net revenue for the quarter increased 18.3% to RMB253.7 million (US$37.2 million), compared to RMB214.5 million in the third quarter of fiscal 2009

•
Gross profit rose 9.5% to RMB124.3 million (US$18.2 million), representing a gross margin of 49.0%, compared to gross profit of RMB113.5 million, or a gross margin of 52.9%, in the third quarter of fiscal 2009

•	Operating income increased 12.8% to RMB32.9 million (US$4.8 million), compared to RMB29.2 million in the third quarter of fiscal 2009

•	Net income rose 4.9% to RMB36.0 million (US$5.3 million), compared to RMB34.4 million in the third quarter of fiscal 2009

•
Basic and diluted earnings per share were RMB0.94 (US$0.14) and RMB0.92 (US$0.13), respectively, representing a 2.1% and 3.2% decrease, respectively, compared to basic and diluted earnings per share of RMB0.96 and RMB0.95, respectively, for the third quarter of fiscal 2009. Non-GAAP basic and diluted earnings per share, excluding share-based compensation expense and the change in the fair value of warrants (non-GAAP), were RMB1.00 (US$0.15) and RMB0.98 (US$0.14), respectively, representing a 9.9% and 7.7% increase, respectively, compared to non-GAAP basic and diluted earnings per share of RMB0.91 for the third quarter of fiscal 2009

New Share Repurchase Program
•
On May 12, 2010, the Company’s Board of Directors authorized a share repurchase program. Under the plan, Noah may purchase up to US$10 million of ADSs over the course of the next 12 months, as permitted under the open trading window. This program reflects Noah’s confidence in its long-term growth prospects and its belief that its ADSs are undervalued at current levels.

Commenting on the results, Mr. Xu Dong, Noah’s Chairman and Chief Executive Officer, said, “We delivered a healthy performance in third quarter of fiscal 2010, as net revenues increased 18.3% over same quarter fiscal 2009 to RMB253.7 million and net income climbed 4.9% to RMB36 million. Although our results fell short of our initial expectations, attributable to slower-than-anticipated growth in China’s Electronic Learning Products (“ELP”) industry, we were nevertheless encouraged by the growth exhibited in both our ELP and education services segments.

“Within the ELP business, we continued to capitalize on the increasing demand in a nascent market and more than doubled our sales of Kid Learning Device (“KLD”) products, which helped offset a decline in Digital Learning Device (“DLD”) revenue contribution. ELP revenue growth also outpaced volume growth, a testimony to the success of our new, higher-priced devices that we have introduced to the market in recent quarters. Going forward, we will continue to develop our customer-focused, integrated R&D and marketing approach. Within this strategy, we plan to concentrate our efforts on the development of new devices featuring the design, functionality and content that appeal to selected market segments. During the third fiscal quarter, we also completed our strategic investment in Franklin, which has already begun to contribute to our original design manufacturing (“ODM”) revenue, and will further strengthen our development capabilities going forward.”
“In addition to our focus on maintaining growth in our ELP business, we remain committed to accelerating acquisitive growth within China’s education services space. During the quarter, Little New Star (“LNS”) continued to perform well, expanding to 724 franchised schools and reaching the top end of our revenue guidance. In March, we further executed on our strategy to acquire complementary education companies with the acquisition of Wentai Education. This deal, which remains on track to close by June 1, 2010, will extend Noah’s offering of high-quality educational services and provide Wentai Education with the necessary funding to expand its number of schools in operation and accelerate growth. We are excited to forge this new relationship with Wentai Education, as we believe its business model and growth potential will help generate a strong return on our investment. We view education services as our main growth driver going forward, and will continue to actively pursue accretive acquisitions within this segment.”
“Overall, we are pleased with our progress to date, and are confident in our ability to drive growth both organically and via additional acquisitions going forward. As evidence of this optimism, we announced today a share repurchase program for up to US$10 million of ADSs. I firmly believe that our comprehensive strategy, coupled with our strong market position, proven execution ability and solid balance sheet, provides us with the tools necessary to expand our business and deliver long-term shareholder value.”
Third Quarter Fiscal Year 2010 Unaudited Financial Results
Net Revenue. Net revenue was RMB253.7 million (US$37.2 million) in the third quarter of fiscal 2010, compared to guidance of RMB282 million to RMB293 million announced in February 2010. This represents an increase of 18.3%, from RMB214.5 million for the third quarter of fiscal 2009. Net revenue from Noah’s traditional ELP business was RMB243.0 million (US$35.6 million), compared to the Company’s previously issued guidance of RMB273 million to RMB282 million, representing an increase of 13.3% from the same period last fiscal year. Net revenue from the LNS business was RMB10.7 million (US$1.6 million), against the Company’s guidance of RMB9 to RMB11 million.
The following tables provide a breakdown of sales volume and revenue for the third fiscal quarter of 2010 for Noah’s traditional ELP business:

	Volume			Net Revenue (RMB ‘MM)
Noah	Q3 10	Q3 09	Inc/(Dec)	Q3 10	Q3 09	Inc/(Dec)
DLD	118,017	160,169	(26.3)%	87.3	119.6	(27.0)%
KLD	238,517	139,574	70.9%	118.4	59.0	100.7%
E-dictionary	164,292	183,317	(10.4)%	37.1	35.2	5.4%
Others	—	—	—	0.2	0.7	(71.4)%

Total	520,826	483,060	7.8%	243.0	214.5	13.3%

Cost of revenue. Cost of revenue increased 28.2% from the same quarter last fiscal year to RMB129.4 million (US$19.0 million) in the third quarter of fiscal 2010.
Gross Profit and Gross Margin. Gross profit was RMB124.3 million (US$18.2 million) for the third quarter of fiscal 2010, representing a gross margin of 49.0%. This compares with gross profit of RMB113.5 million and a gross margin of 52.9% in the third quarter of fiscal 2009, reflecting the shift in product mix which is becoming more heavily weighted towards KLD products.
Operating Expenses. Total operating expenses for the third quarter of fiscal 2010 were RMB108.9 million (US$16.0 million), representing an increase of 13.6% from the same quarter last fiscal year. Operating expenses for the third quarter of fiscal 2010 represented 42.9% of net revenue for the quarter, compared to 44.7% of net revenue in the same quarter of fiscal 2009.
Research & development expenses (R&D) for the third quarter of fiscal 2010 were RMB13.5 million (US$2.0 million), representing an increase of 19.6% from the same quarter last fiscal year. The increase reflects the Company’s focus on strengthening its content development capabilities.
Sales & marketing expenses for the third quarter of fiscal 2010 were RMB73.2 million (US$10.7 million), representing an increase of 12.2% from the same quarter last fiscal year. This was primarily due to an increase in sales and marketing initiatives associated with new product launches during the period.
General & administrative expenses (G&A) for the third quarter of fiscal 2010 rose 13.8% to RMB22.0 million (US$3.2 million) compared with the same quarter last fiscal year. This increase was mainly due to expenses resulting from the expansion of LNS that were not present in the third fiscal quarter of 2009, as well as an increase in stock option expenses.
Operating Income. Operating income for the third quarter of fiscal 2010 increased 12.8% from the same quarter last fiscal year to RMB32.9 million (US$4.8 million), representing an operating margin of 13.0%, compared to operating income of RMB29.2 million and an operating margin of 13.6% in the third quarter of fiscal 2009.
Non-operating Income, net. There was no derivative gain during the quarter, compared to a RMB2.76 million derivative gain in the same quarter of fiscal 2009. Interest income was RMB2.2 million (US$0.3 million) in the third quarter of fiscal 2010, compared to RMB1.0 million in the third quarter of fiscal 2009. Investment income was RMB0.3 million (US$0.04 million) in the third quarter of fiscal 2010, compared to RMB1.2 million in the third quarter of fiscal 2009. Other non-operating income was RMB0.6 million (US$0.09 million) in the third quarter of fiscal 2010, compared to RMB0.4 million in the third quarter of fiscal 2009.

Net Income. Net income was RMB36.0 million (US$5.3 million) for the third quarter of fiscal 2010. Basic earnings per share and diluted earnings per share were RMB0.94 (US$0.14) and RMB0.92 (US$0.13), respectively, for the third quarter of fiscal 2010. This compares with net income of RMB34.4 million for the third quarter of fiscal 2009, and basic and diluted earnings per share of RMB0.96 and RMB0.95, respectively.
Net income excluding share-based compensation expenses (non-GAAP) for the third quarter ended March 31, 2010 was RMB38.6 million (US$5.6 million), or RMB1.00 (US$0.15) and RMB0.98 (US$0.14) per basic and diluted share, respectively, compared to non-GAAP basic and diluted earnings per share of RMB0.91 for the third quarter of fiscal 2009.
Liquidity. As of March 31, 2010, Noah had cash and cash equivalents, short-term bank deposits and short-term investments of RMB714.0 million (US$104.6 million). This compares with cash and cash equivalents, short-term bank deposits and short-term investments of RMB800.3 million as of December 31, 2009.
Third Quarter Operational Highlights
Electronic Learning Products.
•
Kid Learning Device products. The launch of a new higher-end model in the quarter helped drive strong growth in KLD products, which led to a 100.7% rise in revenue and higher average selling prices. This launch furthered Noah’s strategy to expand its product range in order to strategically target potential customers across various spending segments.

•
Digital Learning Device products. Approximately 37.7% of revenue from DLD products was derived from the new low-end DLD, as well as a student notebook targeting the higher-end segment, which launched in the third fiscal quarter. To help stabilize DLD revenue levels going forward, the Company will employ a heavily customer-focused development approach in order to introduce products that are aligned with the preferences of its target customer base.

•
E-dictionaries. The ODM business, supported by the Company’s partnership with Franklin Electronic Publishers, was a leading contributor to the 5% increase in net revenue from E-dictionaries in the quarter. The Company will maintain its dual strategy to achieve a stable revenue flow from the ODM business and from the launch of higher-end models in the domestic market.

Education Services. LNS added one direct owned school and 24 franchise schools in the third fiscal quarter of 2010. Noah plans to continue to grow the LNS school network by further expanding the number of franchised schools. The Dudu Happy Reading (DHR) program is progressing well, and will be rolled out to more kindergartens in the coming quarters.

Acquisition of Wentai Education. In March 2010, Noah furthered its strategic objective of acquisitive growth as it entered into a definitive agreement to purchase a 70% interest in Shenzhen Wentai Education Industry Development Co., Ltd (“Wentai Education”), a company focused on early childhood, primary and secondary education services in China, for a total consideration of RMB126 million. The deal will be funded by the Company’s current cash reserve. Wentai Education operates and manages six kindergartens and four primary schools in China’s Guangdong Province, with a total enrollment of more than 5,000 students, and focuses on providing top-quality education, academic excellence and challenging coursework. The deal, which will provide Wentai Education with capital for accelerated expansion, offers synergistic opportunities with LNS and serves as a platform for Noah to test its content and devices, is on track to be completed by June 1, 2010.
Completion of Strategic Acquisition Franklin Electronic Publishers. In February 2010, Noah completed its strategic investment to acquire an approximately 21% interest on a diluted basis in Franklin Electronic Publishers. In the third fiscal quarter, this investment contributed to a gain in other comprehensive income as well as an increase in revenue within Noah’s ODM business. The partnership will afford Noah access to Franklin’s extensive distribution channels, and Noah will also gain exclusive sponsorship of Franklin’s Global SpellEvent in China. Additionally, the relationship will serve as a platform for R&D collaboration.
Financial Outlook for Fourth Quarter of Fiscal Year 2010
Based on current estimates and market conditions, Noah expects to generate net revenue in the range of RMB129 million (US$18.9 million) to RMB135 million (US$19.8 million) for the fourth quarter of fiscal 2010, which includes RMB121 million to RMB126 million from the traditional ELP business and RMB8 million to RMB9 million from the LNS business. Basic earnings per share in the fourth quarter of fiscal 2010 is expected to be in the range of RMB0.10 (US$0.02) to RMB0.17 (US$0.03).
The Company updates its guidance for the full fiscal year 2010, with net revenue in the range of RMB776 million (US$113.7 million) to RMB782 million (US$114.5 million), which includes RMB738 million to RMB743 million from the traditional ELP business and RMB38 million to RMB39 million from the Little New Star business. Basic net income per share is expected to be in the range of RMB2.43 (US$0.36) to RMB2.50 (US$0.37). This revised forecast reflects the Company’s visibility into current demand for ELP products in China as well as a potential modest one-time impact from a realignment of certain distributors in the fourth fiscal quarter of 2010.
This forecast reflects Noah’s current and preliminary view, which is subject to change.
Conference Call
Noah has scheduled an investor conference call at 5.00 a.m. (Pacific) / 8.00 a.m. (Eastern) / 8.00 p.m. (Beijing/Hong Kong) on May 13, 2010 to discuss its third quarter fiscal 2010 financial results and recent business activities. Individuals interested in participating in the call may do so by dialing:

	Toll Free	Toll
United States	1.866.362.5158	1.617.597.5397
China — South	China Telecom 10 800 130 0399
China Netcom 10 800 852 1490
— North	China Telecom 10 800 152 1490
Hong Kong	800 96 3844
International		1.617.597.5397
Passcode	“Noah Education” or “Noah” or “NED”
Please dial in 10 minutes before the call is scheduled to begin.
A telephone replay will be available shortly after the call until May 20, 2010 by dialing the following numbers:

	Toll Free	Toll
United States	1-888-286-8010	1-617-801-6888
International Dial In Passcode	92333307	1-617-801-6888
A live webcast of the conference call and replay will be available on the investor relations page of Noah’s website at http://ir.noahedu.com.cn.
Currency Convenience Translation
For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.8258 to US$1.00, the noon buying rate for US dollars in effect on March 31, 2010 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.
Use of Non-GAAP Financial Measures
In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes non-cash share-based compensation and change in fair value of warrants. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company’s liquidity and when planning and forecasting future periods.

About Noah
Noah Education Holdings Limited is a leading provider of interactive educational content and education services in China. Noah’s core offering includes the development and marketing of interactive educational courseware content, electronic learning products (ELPs), software, kids’ English training and after-school education services. Noah combines standardized education content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for kids in China aged 3-19. Noah has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the student population. Noah also provides kids’ English training service under the brand Little New Star in its direct-owned schools and approximately 724 franchise schools throughout China. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED.
Safe Harbor Statement
This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.

Investor Contact:	Investor Relations (US):
Jerry He	Kelly Gawlik
CFO and Executive Vice President	Taylor Rafferty
Noah Education Holdings Ltd	Tel: +1 (212) 889-4350
Tel: +86-755-8204-9263	Email: noahedu@taylor-rafferty.com
Email: jerry.he@noahedu.com

Investor Relations (HK):
Ruby Yim
Taylor Rafferty
Tel: +852-3196-3712
Email: noahedu@taylor-rafferty.com
- FINANCIAL TABLES FOLLOW

Noah Education Holdings Ltd.

Consolidated Statements of Operations

	Three months ended			Nine Month Ended
	March 31			March 31
	2009	2010		2009	2010
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenue	214,477,955	253,679,453	37,164,794	552,014,937	646,765,604	94,753,084
Cost of revenue	(100,961,711)	(129,390,751)	(18,956,130)	(268,776,119)	(331,450,472)	(48,558,480)

Gross profit	113,516,244	124,288,702	18,208,664	283,238,818	315,315,132	46,194,604
Research & development expenses	(11,263,478)	(13,471,274)	(1,973,582)	(42,926,095)	(39,813,513)	(5,832,798)
Sales & marketing expenses	(65,244,595)	(73,181,981)	(10,721,378)	(176,188,542)	(182,640,520)	(26,757,379)
General and administrative expenses	(19,341,783)	(22,013,079)	(3,224,982)	(44,949,133)	(56,217,898)	(8,236,089)
Other expenses	(4,500)	(206,077)	(30,191)	(142,559)	(576,778)	(84,499)

Total operating expenses	(95,854,356)	(108,872,411)	(15,950,133)	(264,206,329)	(279,248,709)	(40,910,765)
Other operating income	11,515,005	17,493,213	2,562,808	35,840,774	39,449,599	5,779,484

Operating income	29,176,893	32,909,504	4,821,339	54,873,263	75,516,022	11,063,323
Derivative gain (loss)	2,755,004	0	0	5,807,511	0	0
Interest income	1,006,210	2,191,777	321,102	2,805,250	7,714,381	1,130,180
Investment income	1,245,040	298,046	43,665	11,710,962	1,916,671	280,798
Other Non-Operating income	359,137	583,487	85,483	4,278,436	1,708,723	250,333

Income before income taxes	34,542,284	35,982,814	5,271,589	79,475,422	86,855,797	12,724,634
Income tax (expenses) credit	(165,889)	66,712	9,774	(432,978)	2,358,498	345,527

Net income	34,376,395	36,049,526	5,281,363	79,042,444	89,214,295	13,070,161

Net income per share
Basic	0.96	0.94	0.14	2.15	2.33	0.34
Diluted	0.95	0.92	0.13	2.13	2.28	0.33

Weighted average ordinary shares outstanding
Basic	35,802,726	38,420,502	38,420,502	36,697,112	38,223,281	38,223,281
Diluted	35,999,768	39,162,596	39,162,596	37,114,312	39,127,490	39,127,490

Noah Education Holdings Ltd.
Consolidated Balance Sheet

	December 31	March 31
	2009	2010
	Unaudited	Unaudited
	RMB	RMB	USD
Assets:
Current assets
Cash and cash equivalents	563,459,955	688,254,341	100,831,308
Short-tem deposit	230,865,142	20,000,000	2,930,059
Investments	5,941,055	5,780,288	846,829
Accounts receivables, net of allowance	222,084,226	374,271,537	54,831,893
Related party receivables	646,470	506,326	74,178
Inventories	127,151,408	109,161,307	15,992,456
Prepaid expenses, and other current assets	68,798,085	54,194,572	7,939,666
Deferred tax asset — current	407,273	1,037,683	152,024

Total current assets	1,219,353,614	1,253,206,054	183,598,413
Property, plant and equipment, net	138,457,403	141,786,674	20,772,169
Intangible assets, net	27,745,511	29,422,149	4,310,432
Goodwill	56,597,146	56,597,146	8,291,650
Deferred tax asset	2,058,180	2,058,180	301,529
Investments in available for sale securities	0	30,310,572	4,440,589

Total assets	1,444,211,854	1,513,380,775	221,714,782

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	55,214,031	88,266,756	12,931,342
Other payables, accruals	74,813,907	79,252,952	11,610,793
Advances from customers	4,502,316	7,969,776	1,167,596
Income taxes payable	442,477	829,413	121,511
Deferred revenues	3,094,554	5,616,191	822,789

Total current liabilities	138,067,285	181,935,088	26,654,031
Consideration payable	10,000,000	0	0
Deferred revenues	6,624,024	6,536,626	957,635
Deferred tax liabilities	2,459,870	2,352,672	344,673

Total non-current liabilities	19,083,894	8,889,298	1,302,308

Total liabilities	157,151,179	190,824,386	27,956,339

Shareholders’ Equity
Ordinary shares	15,534	15,433	2,261
Additional paid-in capital	1,076,978,689	1,066,821,907	156,292,582
Accumulated other comprehensive loss	(94,032,450)	(94,259,242)	(13,809,259)
Accumulated unrealized holding gains for investments	0	9,829,871	1,440,104
Retained earnings	304,098,902	340,148,420	49,832,755

Total shareholders’ equity	1,287,060,675	1,322,556,389	193,758,443

Total liabilities and shareholders’ equity	1,444,211,854	1,513,380,775	221,714,782

Noah Education Holdings Ltd.
Reconciliation of Non-GAAP to GAAP

	Three months ended					Nine Month Ended
	March 31					March 31
	2009		2010			2009		2010
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)
		% of			% of		% of			% of
	RMB	Rev	RMB	USD	Rev	RMB	Rev	RMB	USD	Rev

GAAP net revenue	214,477,955	100.0%	253,679,453	37,164,794	100.0%	552,014,937	100.0%	646,765,604	94,753,084	100.0%

GAAP gross profit	113,516,244	52.9%	124,288,702	18,208,664	49.0%	283,238,818	51.3%	315,315,132	46,194,604	48.8%
Share-based compensation	33,717	0.0%	76,361	11,187	0.0%	156,526	0.0%	219,579	32,169	0.0%

Non-GAAP gross profit	113,549,961	52.9%	124,365,063	18,219,851	49.0%	283,395,344	51.3%	315,534,711	46,226,773	48.8%

GAAP operating income	29,176,892	13.6%	32,909,504	4,821,339	13.0%	54,873,263	9.9%	75,516,022	11,063,322	11.7%
Share-based compensation	1,097,105	0.5%	2,515,755	368,566	1.0%	5,700,700	1.0%	7,871,356	1,153,177	1.2%

Non-GAAP operating income	30,273,997	14.1%	35,425,259	5,189,905	14.0%	60,573,963	11.0%	83,387,378	12,216,499	12.9%

GAAP net income	34,376,395	16.0%	36,049,526	5,281,363	14.2%	79,042,444	14.3%	89,214,295	13,070,160	13.8%
Share-based compensation	1,097,105	0.5%	2,515,755	368,566	1.0%	5,700,700	1.0%	7,871,356	1,153,177	1.2%
Change in the fair value of warrants	(2,755,004)	-1.3%	0	0	0.0%	(5,807,511)	-1.1%	0	0	0.0%

Non-GAAP net income	32,718,496	15.3%	38,565,281	5,649,929	15.2%	78,935,633	14.3%	97,085,651	14,223,337	15.0%

GAAP net income per share
Basic	0.96		0.94	0.14		2.15		2.33	0.34
Diluted	0.95		0.92	0.13		2.13		2.28	0.33

Non-GAAP net income per share
Basic	0.91		1.00	0.15		2.15		2.54	0.37
Diluted	0.91		0.98	0.14		2.13		2.48	0.36